FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) April 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: May 1, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

May 1, 2006

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

News Release dated April 20, 2006

Anglo Swiss Resources Updates Work Programs on the Kenville Gold Mine, a Multi–Mineral Exploration Project for Porphyry Mineralization of Gold, Copper, Silver & Molybdenum

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is pleased to report on the  Kenville Mine , located west of Nelson, South-eastern British Columbia .. The Kenville Mine is a historic producer of gold, 65,000 ounces of gold from 181,200 tonnes of ore and has not been in production since 1954.

B.C. government MINFILE Number: 082FSW086 1985 – reports 294,800 t onnes c ombined g old at 16.73 g/t ( Indicated and Inferred Resources above the 2570 main mine adit level. These are Historical Reserves/Resources reported prior to National Instrument 43-101) ..

With current market prices for precious and base metals hitting 25 year highs, the economics of the Kenville property warrant serious consideration.

The Kenville Mine property has three main areas of interest to potentially host mineral deposits:

*           The Old Kenville Mine workings, the mineralization contained within, and immediately adjacent to the old workings need much collation and interpretation before proceeding with further exploration although work performed by previous operators has demonstrated that potential exists for quartz gold vein type mineralization to be outlined.

*           The Eagle Vein has been intercepted by two drill holes (TK95-04, 05). As this vein contains high-grade gold and silver values, its surface location and strike direction are of considerable importance. Further excavator trenching and diamond drilling will be required before considering an underground mining approach.

*           The Porphyry target is based on compelling evidence, a strong case is presented for further investigation of the presence of a copper-molybdenum-silver-gold porphyry deposit, on the west side of Eagle Creek. The presence of such a deposit is also supported by past rock sampling results, geophysical surveys and diamond drilling results.

Exploration on the Kenville Mine property was initiated on August 16, 2005 thru November 10, 2005 on the Kenville Mine property under the terms of the Option Joint Venture Agreement “OJVA” (see Release dated October 28, 2003).  Work consisted mainly on the west side of Eagle Creek and consisted of extensive compilation of decades of data by numerous operators, GPS mapping of the property, geochemical soil sampling and excavator trenching.  The Company has received approval from the Ministry of Energy and Mines for the OJVA’s 2006 work program, exploration is expected to re-commence in late April or May.

Management has received and is reviewing the Assessment Report on the Kenville Mine Property, Physical and Geochemical dated March 5, 2006, by Thomson Geological Consulting.

For the first time in decades of operating as a gold mine and numerous exploration programs on the Kenville Mine property, all the data available is being correlated and compiled utilizing state of the art technologies and computer modeling. The current exploration methodology is being correlated to the extensive compilation of operations and exploration data undertaken by numerous operators over many years.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

END.